EXHIBIT 99.3

BENTLEY INKS GLOBAL LICENSING AGREEMENT WITH MAJOR HONG KONG TOY MANUFACTURER IN DRAMATIC B2B EXPANSION
Friday, August 25, 2000 09:01 AM

LOS ANGELES--(BUSINESS WIRE)--Aug. 25, 2000--Bentley Communications Corp. (OTCBB:BTLY) today announced an Agreement with Lick Hung Toys Limited of Hong Kong to include worldwide distribution of an extensive variety of well-known toy products for children including the popular "Sky Copter" and the "Flying Helicopter;" Power Friction products such as "Super Racing," "Speedy Racer" and "Police Bike." Also, Lick Hung produces many educational toys that encourage children to read and do math, science and other skills more enjoyably.

Lick Hung Toys has been designing, manufacturing, and marketing a wide variety of toys throughout China, Hong Kong, Taiwan and Africa for more than 20 years. Under this agreement, Bentley will become the Exclusive Agent of Lick Hung Toys to direct distribute products in the United States as well as Worldwide rights on the Internet.

Lick Hung Toys sales have increased significantly each year since its inception. "We are pleased to have the opportunity to partner with a successful company like Lick Hung Toys. This new relationship adds significantly to our ongoing efforts to increase shareholder value. A series of exciting developments outlining the expansion of our B2B mission statement will follow shortly," said Gordon Lee, CEO of Bentley Communications Corp. Additionally, Bentley as the exclusive U.S. agent is already negotiating several accounts with major toy companies in the U.S.

Our primary mission is "To create an international business-to-business (B2B) wholesale sourcing network, distribute a wide variety of products and nationally recognized brand-name fashion items and accessories throughout the United States in both Retailer channels and worldwide via the Internet. By doing so, we need to increase our distribution network in order to increase profitability. By acquiring licensing agreements with major corporations in markets that have demographic characteristics consistent with its targeted customer on the Company's online shopping malls (B2C)," Lee also said.

Safe Harbor for Forward-Looking Statements: Except for historical information contained herein, the statements in this press release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, product price volatility, product demand, market competition, risk inherent in the company's domestic and international operations, imprecision in estimating product reserves and the company's ability to replace and expand its holdings.

CONTACT: Bentley Communications Corp., Los Angeles
Gordon Lee, 310/342-0760
310/342-0704 (fax)
GordonLee@BentleyCommCorp.com
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